Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2009	2008
Basic:
Average shares outstanding	13,380,969	13,381,500
Net income available to common shareholders	$17,434,540	$(15,153,280)
Per share amount	$1.30	$(1.13)
Diluted:
Average shares outstanding	13,380,969	13,381,500
Net effect of dilutive stock options - based on the treasury stock method using average market price	139,855	NA
Diluted shares	13,520,824	13,381,500
Net income available to common shareholders	$17,434,540	$(15,153,280)
Per share amount	$1.29	$(1.13)

Note:  Antidilutive stock options totaling 601,932 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2009. Because of the Company's loss from continuing operations, no potential common shares were included in the calculation of diluted earnings per share for the three months ended March 31, 2008.